SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SYLVIA EDWARDS

Sylvia Edwards
Assistant Group Secretary

PRUDENTIAL PLC BOARD CHANGE

Prudential plc announces that following Sir Win Bischoff’s decision to join Lloyds Banking Group as its Chairman, he will resign from the Board of Prudential plc on 15 September 2009.

Harvey McGrath, Chairman of Prudential plc, said: “Prudential plc has benefited from Sir Win’s experience over the last two years, and the Board and I would like to thank him for his contribution during this time.”

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

ENDS

Enquiries:

Media:

Edward Brewster +44 (0)20 7548 3719

Company Secretariat:

Clive Burns +44 (0)20 7548 3805